SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Magnetek, Inc.

(Name of Subject Company (Issuer))

Megatron Acquisition Corp.

A Direct Wholly Owned Subsidiary of

Columbus McKinnon Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alan S. Korman, Esq.

General Counsel and Corporate Secretary

Columbus McKinnon Corporation

140 John James Audubon Parkway

Amherst, New York 14228

(716) 689-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Magnetek, Inc. (“Magnetek”) by Megatron Acquisition Corp. (the “Purchaser”), a wholly owned subsidiary of Columbus McKinnon Corporation (“CMCO”). The following document related to the proposed tender offer is attached as an exhibit to this communication:

•	Internal Employee Communication dated July 27, 2015 (Exhibit 99.1).

•	Investor Presentation dated July 27, 2015 (Exhibit 99.2).

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT: This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of Magnetek’s common stock described in this communication has not commenced. At the time the tender offer is commenced, CMCO will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Magnetek will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Magnetek’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit Number	Description

99.1	Internal Employee Communication dated July 27, 2015

99.2	Investor Presentation dated July 27, 2015

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